[redacted]

AB 9/3

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 2009
DIVISION OF MARKET REGULATION

09042337

UNITED
SECURITIES AND EXC...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 MADISON AVENUE-10TH FLOOR
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER W. GAUDET — 212-821-1983 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name - if *individual, state last, first, middle name)*

633 THIRD AVENUE	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
MAR 27 2009
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, CARLOS M. MENDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICP SECURITIES LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

BARBARA ANN WISLOSKY
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01WI6061020
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 07/09/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in STOCKHOLDERS Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICP Securities LLC
Table of Contents
December 31, 2008

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax 212-397-5832

Independent Auditors' Report

To the Member of
ICP Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of ICP Securities LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello & Broder LLP

March 24, 2009

ICP Securities LLC
Statement of Financial Condition
December 31, 2008

Assets

Receivable from clearing broker	$ 3,439,701
Other assets	7,300
	$ 3,447,001

Liabilities and Member's Capital

Liabilities:	
Accrued expenses	$ 14,962
Due to Parent	163,127
Total liabilities	178,089
Member's capital	3,268,912
	$ 3,447,001

The accompanying notes are an integral part of these financial statements.

ICP Securities LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Principal transactions	$ 13,096,486
Interest income	29,610
Total revenues	13,126,096
Expenses	
Service fees	154,998
Clearance fees	120,078
Other expenses	37,037
Interest expense	28,180
Total expenses	340,293
Income before income taxes	12,785,803
Income taxes	511,200
Net Income	$ 12,274,603

The accompanying notes are an integral part of these financial statements.

ICP Securities LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2008

Member's capital at January 1, 2008	$ 1,272,298
Distributions	(10,277,989)
Net Income	12,274,603
Member's capital at December 31, 2008	$ 3,268,912

The accompanying notes are an integral part of these financial statements.

ICP Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 12,274,603
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Receivable from clearing broker	(2,737,164)
Due from Parent	716,688
Other assets	59,390
(Decrease) increase in operating liabilities	
Accrued expenses	(75,106)
Due to Parent	39,578
Net cash provided by operating activities	10,277,989
Cash flows from financing activities	
Distributions paid	(10,277,989)
Net cash used in financing activities	(10,277,989)
Net change in cash and cash equivalents	-
Cash and cash equivalents - Beginning of year	-
Cash and cash equivalents - End of year	$ -
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 28,180

The accompanying notes are an integral part of these financial statements.

1. Organization

ICP Securities LLC (the "Company"), a wholly-owned subsidiary of Institutional Credit Partners LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in the structuring, origination, trading and distribution of leveraged credit structures. The Company is engaged primarily in riskless principal transactions.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Fair Value

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157") which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements. The Company adopted SFAS 157 as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America ("GAAP") and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. SFAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are as follows:

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The financial asset or liability categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company is primarily engaged in riskless principal transactions, whereby trades are executed only when a buyer and seller exist. Therefore, the Company generally does not hold any positions in securities. The Company did not hold any positions in securities at December 31, 2007 and does not hold any positions at December 31, 2008. The adoption of SFAS 157 had no impact on the operations of the Company for the year ended December 31, 2008. Management will continually assess the impact of SFAS 157 on the Company's operations and financial statements.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature. These instruments include receivable from clearing broker, other assets, accrued expenses and due to Parent.

Principal Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to include highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Indemnification

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at December 31, 2008.

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board FASB issued Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*" ("FIN 48"). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*". The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, and interest and penalties. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. Beginning January 1, 2008, the Company adopted FIN 48. Management has concluded that the adoption of FIN 48 has no impact on the operations of the Company for the year ended December 31, 2008. However, management's conclusions regarding FIN 48 will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going tax analyses of tax laws, regulations and interpretations thereof. No provision for FIN 48 liability is made in the accompanying financial statements of the Company since such liability, if any, is that of the Parent and not of the Company.

3. Related Party Transactions (continued)

Others

There is no interest assessed on the outstanding amounts due to the Parent. The Company provides broker services to the Parent for which it may earn revenue.

Some of the officers of the Company also are members of the Parent.

4. Concentration of Credit Risk and Off-Balance-Sheet Capital Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, under certain conditions, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company maintains a significant receivable balance with its clearing broker. The Company has not experienced any losses in that regard and believes it is not subject to any significant risk of loss on that receivable.

As the right to charge the Company has no maximum amount and applies potentially to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liability with regard to the right.

The Company also is engaged in various brokerage activities whose counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty and the underlying collateral for its obligations to the Company or its clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At December 31, 2008, the Company has a good faith deposit of $461,883 held at its clearing broker, which is included in receivable from clearing broker.

For the year ended December 31, 2008, the Company had two counterparties that accounted for approximately 14% and 10% of the total revenue.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), and has elected to compute its net capital in accordance with the aggregate indebtedness method of this rule. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,261,612, which was $3,161,612 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was .0546 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

Under clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 under sub-paragraph (k)(2)(ii).

SUPPLEMENTARY INFORMATION

ICP Securities LLC
Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2008

Schedule I

Member's Capital	$ 3,268,912
Deduct - nonallowable assets	
Other assets	7,300
Total deductions	7,300
Net capital	$ 3,261,612
Aggregate indebtedness	$ 178,089
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 3,161,612
Ratio of aggregate indebtedness to net capital	.0546 to 1

Statement Pursuant to Paragraph(d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation included in the Company's unaudited FOCUS Report

ICP Securities LLC
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2008

Schedule II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue New York, NY 10017
212 315 5000 Fax 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICP Securities LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of ICP Securities LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

March 24, 2009